[DECHERT LLP LETTHEAD]

Kimberly Browning, Esq.
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:   Russell Investment Company Registration Statement on Form N-14

Dear Ms. Browning:

This letter concerns the Registration Statement on Form N-14 for Russell Investment Company (the "Registration Statement"), originally filed with the Securities and Exchange Commission (the "SEC") on May 24, 2007, and our discussions regarding the Registration Statement on June 19, 2007 and June 20, 2007.

Please find below our supplemental responses to your questions and comments. The responses correspond to the comments and questions given orally on June 19, 2007, as well as in a follow-up discussion on June 20, 2007.

Where appropriate, we have summarized your questions. Capitalized terms used herein and not defined herein have the meanings ascribed to them in the Registration Statement.

Response to Comments

     1. Comment: Please file a letter via EDGAR correspondence with the "Tandy" representations.

          Response: The requested representations will be made.

     2. Comment: In the Shareholder Letter, please explain why different dates are used for the valuation (October 19, 2007) and the completion of the Reorganization (October 22, 2007).

          Response: The timing of the implementation of the Reorganization is consistent with that of most mutual fund transactions, in that settlement occurs on a T+1 basis. A transaction settles one day after the price for the transaction is determined. The technical reasons for the timing of the transaction are not, in our view, of interest to Shareholders or helpful to their understanding of the Reorganization. Therefore, we respectfully decline to make this change to the Shareholder Letter.

     3. Comment: In the Shareholder Letter, please explain the relevance of the following sentence to the Registration Statement:

          "In a separate document not included herewith, Shareholders of certain RIC funds, including Diversified Bond, are being asked to vote on an amendment to RIC's Amended and Restated Master Trust Agreement which would allow the liquidation or reorganization of any sub-trust without the specific approval of the Shareholders of such sub-trust."

          Response: The above sentence was included to inform Shareholders of the fact that Shareholders separately are being asked to consider a proposal to provide the Board with the authority to effect reorganizations without Shareholder approval.

     4. Comment: Please confirm that all material differences in the investment objectives, investment strategies, investment policies and risks of the Diversified Bond Fund and the Fixed Income I Fund are disclosed in the Registration Statement, or revise the Registration Statement accordingly.

          Response: We can confirm that there are no material differences in the investment objectives, investment strategies, investment policies or risks of Diversified Bond Fund and Fixed Income I Fund. In response to this comment, we have clarified disclosure in the Registration Statement to make clear that there are no material differences in the investment objectives, investment strategies, investment policies or risks of Diversified Bond Fund and Fixed Income I Fund.

     5.   Comment: In the Question & Answer section, please disclose whether the
          Board   considered   economies  of  scale  in   connection   with  the
          reorganization.

          Response: While RIMCo presented information to the Board on the potential benefits of the Reorganization with respect to economies of scale, as discussed in the "Board Considerations" section of the Registration Statement, other factors were considered more significant by the Board in determining to approve the Reorganization. The Question & Answer section discusses the primary factors that the Board considered in approving the Reorganization.

     6. Comment: In the Question & Answer section, please confirm that the expense waiver agreement covers the expenses of reorganizations and mergers, and that there is no recoupment.

          Response: We note that there is a discussion of the expense waiver agreement in the Investment Advisory Fees section of the Registration Statement. Please note the changes made in response to Comment 14 below. Because the Question & Answer section is intended to provide certain key information about the Reorganization and the proxy solicitation at a high level, and not to address all aspects of the Reorganization, we respectfully decline to make the requested change.

     7. Comment: In the Question & Answer section, please disclose if, in determining whether to approve the Reorganization and to recommend approval to Shareholders, the Board considered the fees of the two funds.

          Response: While RIMCo presented information to the Board with respect to each Fund's fees, as discussed in the "Investment Advisory Fees" section of the Registration Statement, other factors were considered more significant by the Board in determining to approve the Reorganization. The Question & Answer section discusses the primary factors that the Board considered in approving the Reorganization, including RIMCo's advice that Diversified Bond is not viable, and the fact that the gross operating expenses of Fixed Income are expected to be lower than the gross operating expenses of Diversified Bond. Therefore, we respectfully decline to make the requested change.

     8. Comment: In the section entitled Tax consequences, please revise the first sentence to definitively declare that Dechert will submit a tax opinion.

          Response: In response to this comment, we have revised the disclosure in the Tax consequences section to read: "Fixed Income and Diversified Bond anticipate receiving a tax opinion from Dechert LLP to the effect that based on certain facts, assumptions and representations, the Reorganization will constitute a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code")."

     9. Comment: Please confirm that the securities valuation policies and procedures of Diversified Bond Fund and Fixed Income I Fund are identical.

          Response: We can confirm that the securities valuation policies and procedures of Diversified Bond Fund and Fixed Income I Fund are identical.

     10. Comment: The advisory fee for Diversified Bond Fund listed in the Annual Fund Operating Expenses Table is .40%, and the advisory fee for Fixed Income I Fund is .25%. Please explain why the Registrant has not highlighted this fact.

          Response: In response to this comment, we have added the following language to the Board Considerations section: "The advisory fee for Diversified Bond Fund is 40 basis points while the advisory fee for Fixed Income I Fund is 25 basis points."

     11. Comment: In the Annual Fund Operating Expenses Table, please confirm that the asterisk next to Diversified Bond is correct.

          Response: We can confirm that the asterisk next to Diversified Bond in the Annual Fund Operating Expenses Table is correct.

     12. Comment: In the Annual Fund Operating Expenses Table, in footnote *** regarding Fund of Funds Re-allocation, please explain why the Russell Funds of Funds no longer allocate assets to the Diversified Bond Fund. Further, please explain what happened with respect to the assets that were previously allocated to the Diversified Bond Fund. Please indicate whether or not those assets were allocated to the Fixed Income I Fund.

          Response: The Funds of Funds no longer allocate assets to the Diversified Bond Fund because RIMCo, the Funds of Funds' adviser, changed the asset allocation of the Funds of Funds to the underlying funds in which they now invest in pursuit of the Funds of Funds' investment objective. The assets that were previously allocated to the Diversified Bond Fund were allocated to other underlying RIC Funds. The Funds of Funds do not currently invest any assets in the Fixed Income I Fund. The purpose of the disclosure in footnote *** is to explain that the expenses of the Diversified Bond Fund have been restated due to substantially lower assets under management resulting from the re-allocation.

     13. Comment: In the Annual Fund Operating Expenses Table, please confirm that the aggregate annual rate of advisory and administrative fees payable to RIMCo on the cash reserves invested in RIC's Money Market Fund is 0.10%.

          Response: We can confirm that the aggregate annual rate of advisory and administrative fees payable to RIMCo on the cash reserves invested in RIC's Money Market Fund is 0.10% (net of fee waivers and reimbursements).

     14. Comment: In the Annual Fund Operating Expenses Table, in footnote ##, please confirm that the waiver is a true waiver, and that there is no recoupment. If there is a recoupment privilege, please disclose that fact in the footnotes and use a term other than "waiver." Please disclose that the Board may terminate the waiver. With regard to the Diversified Bond Fund waiver until February 29, 2008, please increase the length of the waiver or remove it from the table.

          Response: We can confirm that there is no recoupment privilege. Please note that the following sentence contained in the Registration Statement discloses the Board's ability to terminate the waiver: "This waiver may not be terminated during the relevant period except at the Board's discretion." In response to this comment, we have revised the language in footnote ## to reflect the fact that the Diversified Bond Fund waiver will remain in place until July 31, 2008.

     15. Comment: In the Risk Factors and the Investment Policies section, please include a brief summary of the material differences in the risks of the Diversified Bond Fund and the Fixed Income I Fund.

          Response: There are no material differences in the risks of the Diversified Bond Fund and the Fixed Income I Fund. In response to this comment, we have revised the disclosure in the Risk Factors and the Investment Policies section to make clear that there are no material differences in the risks of the Diversified Bond Fund and the Fixed Income I Fund.

     16. Comment: In the Risk Factors section, please explain the risks as they apply specifically to each fund.

          Response: In response to your comment, we have revised the disclosure to clarify the risks that apply specifically to each fund.

     17. Comment: In the Board Considerations section, please disclose the asset levels of Diversified Bond Fund and Fixed Income I Fund prior to April 30, 2007.

          Response: Please note that the Board was only provided with information concerning the asset levels of Diversified Bond Fund and Fixed Income I Fund as of April 30, 2007. The Board was aware of the significant decrease in assets under management due to the re-allocation and that RIMCo expected assets to continue to decrease.

     18. Comment: In the Board Considerations section, please disclose whether any specific investments will need to be sold prior to consummation of the Reorganization because those securities are not consistent with the investment strategies of the Fixed Income I Fund. If any securities will be required to be sold, please mark the pro forma Schedule of Investments and explain any anticipated sales in an explanatory footnote and explain the tax ramifications to shareholders of any anticipated sales.

          Response: Because the investment objective, strategies and policies of the Fixed Income I Fund and the Diversified Bond Fund are the same, no specific investments will need to be sold prior to consummation of the Reorganization due to the fact that those investments are not consistent with the investment strategies of the Fixed Income Fund.

     19. Comment: In the Costs of the Shareholder Meeting and Reorganization section, please clarify whether RIMCo will definitely bear the costs of the Reorganization, or if there is a possibility that Diversified Bond Fund could bear the costs.

          Response: The costs of the Reorganization will be treated as an expense of Diversified Bond. RIMCo, however, will bear the costs of the Reorganization due to the fact that Diversified Bond is operating above its expense cap.

     20. Comment: Note 3 of the Financial Statements says that, "Expenses of the Reorganization have been reflected in the pro forma financial statements." Please confirm that the Statement of Assets & Liabilities contains an adjustment for the reorganization expenses.

          Response: Per our discussion on June 20, 2007, we have revised the disclosure in Note 3 of the Financial Statements to read, "Expenses of the Reorganization have not been reflected in the pro forma financial statements due to the fact that Diversified Bond Fund is currently operating above its expense cap. Therefore, although the expenses of the Reorganization are a fund expense, RIMCo will ultimately bear the costs of the Reorganization."

     21. Comment: In the Capitalization section, please explain why the date used (April 30, 2007) is different from the filing date of the Registration Statement, (May 24, 2007).

          Response: April 30, 2007 represents the most recent practicable date to determine capitalization.

     22. Comment: In the Comparison of Investment Policies and Risks of Investing in the Funds section, please include a statement that the investment strategies of the funds are identical.

          Response: In response to this comment, we have added the following language to the Comparison of Investment Policies and Risks of Investing in the Funds section: "The investment strategies of each Fund are identical."

     23. Comment: Please disclose in the Registration Statement the ability of the Board to terminate or amend the Agreement and Plan of Reorganization, as set forth in the Plan. Please also make it clear that the Board will act in its fiduciary capacity to benefit Shareholders when taking such actions.

          Response: We note that in the Information About the Plan of Reorganization section, the Registration Statement currently includes the following sentence: "The Plan may be terminated at any time before or after its approval by Shareholders by action of the Board."

          In response to this comment, we have changed the above sentence to read as follows: "The Plan may be terminated at any time by either Fund before or after its approval by Shareholders by action of the Board, but only if, in the judgment of the Board, such action is in the best interest of such Fund's shareholders."

          In further response to this comment, we have added the following language: "The Plan may be amended, modified or supplemented in such manner as may be mutually agreed upon in writing by any authorized officer of Diversified Bond and any authorized officer of Fixed Income."

     Please contact the undersigned at 617.728.7155 if you have any questions.



                                                     Very truly yours,



                                                     /s/Joshua A. Weinberg
                                                     Joshua A. Weinberg




cc:      Mary Beth Rhoden, Esq.

         John V. O'Hanlon, Esq.